UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: October 6, 2021

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading
(Translation of Registrant’s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Istanbul, Turkey

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legal Proceeding

On October 4, 2021, D-MARKET Electronic Services & Trading (“Hepsiburada” or the “Company”) became aware that a putative class action lawsuit had been filed on September 28, 2021 by a shareholder against the Company, board members at the time of the initial public offering, certain members of the Company’s senior management and the underwriters of the June 30, 2021 initial public offering of the Company’s American Depositary Shares (“ADSs”) (the “IPO”). The case is pending in the Supreme Court of the State of New York in the United States as case no. 655701/2021.

The complaint, filed on behalf of investors that acquired ADSs in the IPO, alleges claims under Sections 11 and 15 of the Securities Act of 1933, as amended. The complaint alleges that the Company’s registration statement (consisting of the prospectus and the registration statement filed with the U.S. Securities and Exchange Commission that was declared effective on June 30, 2021 in connection with the IPO), contained untrue statements of material facts or omitted facts necessary to make the statements made not misleading, in connection with the Company’s revenue growth.

The Company has not yet filed any formal response to the claims. The Company believes the claims are without merit and plans to vigorously defend itself in the litigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

October 6, 2021	By:	/s/ MEHMET MURAT EMIRDAĞ
	Name:	Mehmet Murat Emirdağ

	Title:	Chief Executive Officer

	By:	/s/ HALIL KORHAN ÖZ
	Name:	Halil Korhan Öz

	Title:	Chief Financial Officer